                      [PATAPSCO BANCORP, INC. LETTERHEAD]




                                 March 15, 2006



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Patapsco Bancorp, Inc.
                  ----------------------
                  Form 10-KSB for the fiscal year ended June 30, 2005 Filed September 26, 2005
                  File No. 000-28032

Ladies and Gentlemen:

         On behalf of Patapsco Bancorp, Inc., a Maryland corporation (the "Company"), this letter is provided in response to comments provided by Securities and Exchange Commission (the "Commission") staff, by letter dated March 3, 2006, with respect to the Company's Form 10-KSB for the Year Ended June 30, 2005 (the "Form 10-KSB"). The Company's responses to the staff's comments are set forth below.

COMMENT NO. 1:

         WE NOTE THAT YOUR ACCOUNTING POLICY FOOTNOTE DOES NOT INCLUDE A DISCUSSION OF DERIVATIVE FINANCIAL INSTRUMENTS. PLEASE CONFIRM TO US THAT YOU HAVE NOT ENTERED INTO ANY DERIVATIVE TRANSACTIONS DURING THE PERIODS PRESENTED IN YOUR FILING.

RESPONSE TO COMMENT 1.

         Patapsco Bancorp had not entered into any derivative transactions during the periods presented in the Form 10-KSB for the fiscal year ended June 30, 2005.

COMMENT NO. 2:

         WE NOTE YOUR DISCLOSURE ON PAGE 32 THAT YOU DO NOT SEPARATELY ALLOCATE EXPENSES BETWEEN THE COMMERCIAL, RETAIL AND MORTGAGE OPERATIONS OF THE BANK AND THEREFORE YOU DO NOT BELIEVE SEGMENT REPORTING WOULD BE MEANINGFUL. PLEASE TELL US HOW YOU DETERMINED THAT PRIME BUSINESS LEASING, INC. AND PATAPSCO FINANCIAL SERVICES, INC. DO NOT REPRESENT REPORTABLE SEGMENTS AS DEFINED IN PARAGRAPH 16 OF SFAS 131.

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Securities and Exchange Commission
March 15, 2006
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RESPONSE TO COMMENT 2.

       Paragraph 16 of SFAS 131 refers to paragraphs 10-15 for guidance in the identification of operating segments. Further, paragraph 18 provides quantitative thresholds to be applied on operating segments identified through application of the criteria in paragraphs 10-15.

       Prime Business Leasing (PBL) and Patapsco Financial Services (PFS) meet the criteria enumerated in paragraphs 10(a) and 10(c) of SFAS 131. Paragraph 10(b) identifies one of the criteria of an operating segment as a component of an enterprise "Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and". This criteria is not met at Patapsco Bancorp, Inc.

       Operating results of PBL and PFS are not reviewed individually by the President and CEO, the chief operating decision maker. In fact, the accounting department and the external auditors, as part of the quarterly and annual reviews, are the only people who review the consolidating financial statements that break out the legal entities.

       PBL is managed as another loan producing department of the Patapsco Bank. As such, reports showing lease production, portfolio balances and delinquencies are reviewed along with all other lending departments prior to being included in the monthly Board of Directors package. These reports are then reviewed by the Board at the monthly Loan Review and Delinquency Committee meeting.

       PFS was established in order to allow the Company to sell fixed-rate annuity insurance contracts. It is managed as a part of the retail banking operation as a generator of fee income. The metrics used to manage this operation by the officer in charge of retail banking are commission income received and commission expense paid to the licensed salesperson.

COMMENT NO. 3:

         WE NOTE YOUR DISCLOSURE ON PAGE 36 THAT AS OF JUNE 30, 2005 YOU SERVICED LOANS FOR THE BENEFIT OF OTHERS IN THE AMOUNT OF APPROXIMATELY $7 MILLION. PLEASE TELL US THE AMOUNT OF SERVICING ASSETS OR LIABILITIES RECOGNIZED AND AMORTIZED DURING THE PERIODS PRESENTED AND NOTE THE GUIDANCE IN PARAGRAPH 17(E) OF SFAS 140.

RESPONSE TO COMMENT 3.

         The entire amount of loans serviced for others consists of loan participations sold to other financial institutions in order to comply with the loans-to-one-borrower limitations of the federal and state banking regulators. No servicing assets or liabilities have been recognized on these transactions as the Company has determined that the benefits of servicing are just adequate to compensate the servicer for its servicing responsibilities.


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Securities and Exchange Commission
March 15, 2006
Page 3


COMMENT NO. 4:

         PLEASE TELL US AND REVISE FUTURE FILINGS TO DESCRIBE ANY SIGNIFICANT TERMS ASSOCIATED YOUR ADVANCES FROM THE FEDERAL HOME LOAN BANK OF ATLANTA SUCH AS CONVERSION OR CALL FEATURES. REFER TO PARAGRAPH 14(H) OF SOP 01-6.

RESPONSE TO COMMENT 4.

         As of June 30, 2005, advances from the Federal Home Loan Bank of Atlanta and the borrowing from the Bankers Bank consisted of the following:


  ------------------------------------------------------------------------------------------------------------------------
         Balance          Rate          Grant Date        Maturity Date      Conversion\Call Features
         -------          ----          ----------        -------------      ------------------------
  ------------------------------------------------------------------------------------------------------------------------
  1.    $ 1,250,000       1.73%         07/07/03          07/07/05              NA
  ------------------------------------------------------------------------------------------------------------------------
  2.      2,250,000       2.15%         07/07/03          07/07/06              NA
  ------------------------------------------------------------------------------------------------------------------------
  3.      2,000,000       4.20%         05/23/05          05/23/07              NA
  ------------------------------------------------------------------------------------------------------------------------
  4.      1,700,000       2.71%         07/07/03          07/09/07              NA
  ------------------------------------------------------------------------------------------------------------------------
  5.      1,000,000       3.04%         07/07/03          07/07/08              NA
  ------------------------------------------------------------------------------------------------------------------------
  6.      2,100,000       5.74%         11/17/00          11/17/05           Callable  quarterly by the Federal Home Loan
                                                                             Bank.  If called, may be converted to a 3
                                                                             month Libor floating rate advance.
  ------------------------------------------------------------------------------------------------------------------------
  7.      3,000,000       5.26%         04/21/99          04/21/09           Same as #6 above
  ------------------------------------------------------------------------------------------------------------------------
  8.      5,100,000       5.57%         11/17/00          11/17/10           Same as # 6 above
  ------------------------------------------------------------------------------------------------------------------------
        $18,400,000       4.31%                                              Total FHLB Advances
  ------------------------------------------------------------------------------------------------------------------------
          1,833,000       5.75%         04/01/04          03/31/11           Loan from The Bankers Bank
  ------------------------------------------------------------------------------------------------------------------------
        $20,233,000                                                          Total Borrowed Money
  ------------------------------------------------------------------------------------------------------------------------

       All borrowings except the loan from the Bankers Bank are at fixed rates. The Bankers Bank loan adjusts monthly. The Company will include this information in future filings.

                                    * * * * *

     In addition, on behalf of the Company, the undersigned acknowledges that:


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Securities and Exchange Commission
March 15, 2006
Page 4


     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Commission staff;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any further comments or questions to the undersigned or Michael Dee, Senior Vice President, Chief Financial Officer and Controller, at
(410) 285-9313.

                                        Very truly yours,

                                        /s/ Joseph J. Bouffard

                                        Joseph J. Bouffard
                                        President and Chief Executive Officer

cc:      Mr. John P. Nolan
         Ms. Lisa Haynes
           Securities and Exchange Commission